

Burns Figa & Will P.C.

TELECOPIER TRANSMITTAL SHEET

RECEIVING TELECOPY NO: 202-772-9368

DATE: SEPTEMBER 28, 2006

TIME: 3:16 PM

DELIVER TO: MATT FRANKER, ESQ.

FROM: HERRICK K. LIDSTONE, JR.



COMMENTS: PLEASE SEE THE ATTACHED WHICH REFLECTS THE DELETION OF THE SENTENCE AS WE DISCUSSED. ISONICS ANTICIPATES FILING THE DEFINITIVE PROXY TOMORROW. THANK YOU AND MS. HARDY VERY MUCH FOR YOUR ASSISTANCE.

FILE NO.:   4015.00

TOTAL NUMBER OF PAGES INCLUDING COVER SHEET: 2

THE INFORMATION CONTAINED IN THIS FACSIMILE MESSAGE (AND ANY DOCUMENTS ACCOMPANYING IT) IS CONFIDENTIAL AND INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE. THIS TRANSMISSION MAY ALSO BE PROTECTED BY THE LAWYER/CLIENT PRIVILEGE, THE LAWYER WORK PRODUCT PRIVILEGE OR BOTH. UNAUTHORIZED DISCLOSURE, DISTRIBUTION OR COPYING OF THIS COMMUNICATION IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS TRANSMISSION IN ERROR, PLEASE NOTIFY THIS OFFICE IMMEDIATELY TO ARRANGE FOR ITS RETURN.

IF YOU HAVE ANY PROBLEMS RECEIVING THIS TRANSMISSION, PLEASE CALL 303-796-2626.

ORIGINAL DOCUMENT(S):

_____   CONFIRMATION COPY WILL BE MAILED
_____   CONFIRMATION COPY WILL BE SENT BY OVERNIGHT DELIVERY
__X__   FACSIMILE COPY ONLY

BURNS FIGA & WILL P.C.
ATTORNEYS AT LAW
6400 S. Fiddler's Green Circle, Suite 1000 • Greenwood Village, CO 80111 • P:303 796 2626 • F:303 796 2777 • www.bfw-law.com

The warrants to purchase 3,000,000 shares each at $1.75 per share and $2.00 per share were not exercisable until after our shareholders have approved the issuance of this warrant as contemplated in Section 4(l) of the Securities Purchase Agreement; and

The first 6% Debenture could not be converted into our common stock, or receive shares of common stock in payment of principal or interest, in an amount greater than 6,075,785 shares until after our shareholders approve the transaction as required by Section 4(l) of the Securities Purchase Agreement; and

The subsequent 6% Debentures can only be converted into, or repaid (or interest paid) by the issuance of shares of common stock after we have obtained shareholder approval as contemplated in Section 4(l) of the Securities Purchase Agreement.

As a result of those limitations, we are only obligated to issue shares to Cornell upon exercise of its warrant to purchase 2,000,000 shares at $1.25 per share, and no more than an additional 6,075,785 shares upon conversion of, or in payment of interest or principal on, the $10,000,000 6% Debenture. Section 4(l) of the Securities Purchase Agreement provides as follows:

> "The Company shall obtain shareholder approval no later than October 31, 2006 (without the vote of any shares acquired in this transaction and related transactions) for the issuance of a maximum 57,924,215 shares as Conversion Shares (being 64,000,000 maximum shares to be issued less 6,075,785 Conversion Shares, which will registered in the Initial Registration Statement, as defined in the Investor's Registration Rights Agreement, within the 19.99% requirement), (ii) shares issuable in payment of interest on the Debentures; (iii) shares issuable as liquidated damages pursuant to the Investor Registration Rights Agreement; and (iv) the Warrant Shares (the "*Total Transaction Shares*"). For the purposes of the shareholder approval requirement, the term "Total Transaction Shares" does not include 6,075,785 Conversion Shares, the Buyers Shares, and the shares of the Company's common stock issuable upon exercise of the 2,000,000 warrants with an exercise price of $1.25."

Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) requires shareholder approval of such a transaction (the "Shareholder Approval Requirement"). Since our common stock is trading on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), we are subject to the Nasdaq Marketplace Rules, including Rule 4350(i)(1)(D)(ii). See Proposal #2, above (*General Description – Common Stock*), for a further discussion of the reasons we are asking shareholders to increase our authorized common stock to 175,000,000 shares.

General Effect of the Transaction on Rights of Existing Shareholders

Each share of common stock outstanding before the completion of the Cornell transaction continues to have all of the rights associated with a share of common stock after completion of the transaction, regardless of shareholder approval. However, because the Cornell transaction may (upon conversion or use of shares to pay interest, or upon exercise of warrants) result in the issuance of a significant number of additional shares of common stock at prices established in the 6% Debentures and the warrant agreements, Cornell will have the right to acquire shares of common stock at prices that may be below the then-current market price when acquired. This might result in dilution of the voting interest of existing shareholders by the number of shares eventually issued. On the other hand, the issuance of shares to Cornell for conversion of or payment of interest on the 6% Debentures or upon exercise of the

Deleted: The transaction with Cornell has no direct impact on our existing shareholders.

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